# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Alto Ingredients, Inc., CIK 0000778164
CUSIP: 021513106
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 400 CAPITOL MALL, SUITE 2060, SACRAMENTO, California (CA), 95814
Date of event which requires filing of this statement: 02/18/2025
Filed by CIK 0001380585
Persons authorized to receive notices and communications: BRADLEY L. RADOFF, 2727 Kirby Drive, Unit 29L, Houston, Texas (TX), 77098, 713-482-2196; MICHAEL TOROK, 68 Mazzeo Drive, Randolph, Massachusetts (MA), 02368, 617-680-6709; RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Radoff Family Foundation (CIK 0001496916): type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 325,000; sole dispositive power 0; shared dispositive power 325,000; aggregate amount beneficially owned 325,000 (0.4% of the class)
- Radoff Bradley Louis (CIK 0001380585): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF), personal funds (PF); sole voting power 3,300,000; shared voting power 325,000; sole dispositive power 3,300,000; shared dispositive power 325,000; aggregate amount beneficially owned 3,625,000 (4.7% of the class)
- JEC II Associates, LLC (CIK 0001477326): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 800,000; sole dispositive power 0; shared dispositive power 800,000; aggregate amount beneficially owned 800,000 (1% of the class)
- Torok Michael (CIK 0001967237): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF), personal funds (PF); sole voting power 500,000; shared voting power 800,000; sole dispositive power 500,000; shared dispositive power 800,000; aggregate amount beneficially owned 1,300,000 (1.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: Alto Ingredients, Inc.
Address of issuer's principal executive offices: 400 CAPITOL MALL, SUITE 2060, SACRAMENTO, California (CA), 95814

## Item 2. Identity and Background
Name of person filing:
This statement is filed by:

(i) The Radoff Family Foundation, a Texas non-profit corporation (the "Radoff Foundation"), with respect to the shares of Common Stock, $0.001 par value, of the Issuer (the "Shares") directly and beneficially owned by it;

(ii) Bradley L. Radoff, with respect to the Shares directly and beneficially owned by him and as a director of the Radoff Foundation;

(iii) JEC II Associates, LLC, a Delaware limited liability company ("JEC II"), with respect to the Shares directly and beneficially owned by it; and

(iv) Michael Torok, with respect to the Shares directly and beneficially owned by him and as the Manager of JEC II.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." The Radoff Foundation and Mr. Radoff are collectively referred to as "Radoff." JEC II and Mr. Torok are collectively referred to as "JEC."

Each of the Reporting Persons is party to that certain Group Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Exhibit 1 is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of the Radoff Foundation. To the best of the Reporting Persons' knowledge, except as otherwise set forth herein, none of the persons listed on Exhibit 1 beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.
Residence or business address: The principal business address of each of Radoff Foundation and Mr. Radoff is 2727 Kirby Drive, Unit 29L, Houston, Texas 77098. The principal business address of each of JEC II and Mr. Torok is 68 Mazzeo Drive, Randolph, Massachusetts 02368.
Present principal occupation or employment: The principal business of the Radoff Foundation is serving charitable purposes. The principal occupation of Mr. Radoff is serving as a private investor. Mr. Radoff also serves as a director of the Radoff Foundation. The principal business of JEC II is investing in securities. The principal occupation of Mr. Torok is serving as the Manager of JEC II.
Criminal convictions in the last five years: No Reporting Person, nor any person listed on Exhibit 1, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person, nor any person listed on Exhibit 1, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Radoff Foundation is organized under the laws of the State of Texas. JEC II is organized under the laws of the State of Delaware. Messrs. Radoff and Torok are citizens of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Shares purchased by the Radoff Foundation were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 325,000 Shares directly owned by the Radoff Foundation is approximately $489,060, including brokerage commissions.

The Shares directly owned by Mr. Radoff were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 3,300,000 Shares directly owned by Mr. Radoff is approximately $5,585,238, including brokerage commissions.

The Shares purchased by JEC II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 800,000 Shares owned directly by JEC II is approximately $1,320,103, including brokerage commissions.

The Shares directly owned by Mr. Torok were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 500,000 Shares directly owned by Mr. Torok is approximately $798,896, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons believe that the Issuer's Board of Directors (the "Board") has failed to demonstrate that it can manage the Issuer's assets profitably. In the Reporting Persons' view, the best outcome for stockholders would be for the Board to immediately commence a strategic review process, including a potential sale of the Issuer. Unless the Board announces a meaningful refresh, including the retirements of Chairman Douglas L. Kieta (a director since 2006 who is at least 81 years old) and Michael D. Kandris (a director since 2008 who is at least 76 years old), the Reporting Persons intend to vote their Shares against the reelection of all directors currently serving on the Board at the Issuer's 2025 annual meeting of stockholders (the "2025 Annual Meeting") and may nominate a competing slate of director candidates at such meeting. The Reporting Persons intend to discuss their views with respect to the foregoing matters with the Issuer and market participants in advance of the upcoming 2025 Annual Meeting.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer or third parties, including potential acquirers and service providers about the Issuer and the Reporting Persons' investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, including a sale of the Issuer as a whole or in parts, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported owned by each person named herein is based on 76,646,125 Shares outstanding as of November 7, 2024, which is the total number of Shares outstanding as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2024.

As of the date hereof, the Radoff Foundation directly beneficially owned 325,000 Shares, constituting approximately 0.4% of the Shares outstanding.

As of the date hereof, Mr. Radoff directly beneficially owned 3,300,000 Shares, constituting approximately 4.3% of the Shares outstanding. Mr. Radoff, as a director of the Radoff Foundation, may be deemed to beneficially own the 325,000 Shares beneficially owned by the Radoff Foundation, which, together with the Shares he directly beneficially owns, constitutes an aggregate of 3,625,000 Shares, constituting approximately 4.7% of the Shares outstanding.

As of the date hereof, JEC II directly beneficially owned 800,000 Shares, constituting approximately 1.0% of the Shares outstanding.

As of the date hereof, Mr. Torok directly beneficially owned 500,000 Shares, constituting approximately 0.7% of the Shares outstanding. Mr. Torok, as the Manager of JEC II, may be deemed to beneficially own the 800,000 Shares beneficially owned by JEC II, which, together with the Shares he directly beneficially owns, constitutes an aggregate of 1,300,000 Shares, constituting approximately 1.7% of the Shares outstanding.

Each Reporting Person may be deemed to be a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own the 4,925,000 Shares owned in the aggregate by all of the Reporting Persons, constituting approximately 6.4% of the Shares outstanding. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Each of the Radoff Foundation and Mr. Radoff may be deemed to share the power to vote and dispose of the Shares directly beneficially owned by the Radoff Foundation.

Mr. Radoff has the sole power to vote and dispose of the Shares directly beneficially owned by him.

Each of JEC II and Mr. Torok may be deemed to share the power to vote and dispose of the Shares directly beneficially owned by JEC II.

Mr. Torok has the sole power to vote and dispose of the Shares directly beneficially owned by him.
Transactions in the class effected during the past sixty days: The transactions in securities of the Issuer by the Reporting Persons during the past 60 days are set forth in Exhibit 2 and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted therein.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On February 24, 2025, the Reporting Persons entered into a Group Agreement (the "Group Agreement") pursuant to which, among other things, the parties agreed (i) to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law, (ii) to coordinate their activities with respect to the Issuer and (iii) that expenses incurred in connection with the group's activities would be split on a pro rata basis between Radoff and JEC based on the number of Shares beneficially owned in the aggregate by such party. The Group Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 - Directors and Officers.

2 - Transactions in Securities.

99.1 - Group Agreement, dated February 24, 2025.

## Signatures
- Radoff Family Foundation: /s/ Bradley L. Radoff, Bradley L. Radoff, Director (02/24/2025)
- Radoff Bradley Louis: /s/ Bradley L. Radoff, Bradley L. Radoff (02/24/2025)
- JEC II Associates, LLC: /s/ Michael Torok, Michael Torok, Manager (02/24/2025)
- Torok Michael: /s/ Michael Torok, Michael Torok (02/24/2025)